Liberto, Inc.
Lot 7B Blk 7 Emerald St., Gold Riverville Subd.
Burgos, Montalban, Rizal, the Philippines

December 13, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-4628

Attention:  Sirimal R. Mukerjee

Re:          Liberto, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-1
Filed November 19, 2010
File No.: 333-148775

Dear Mr. Mukerjee:

I write on behalf of Liberto, Inc., (the “Company”) in response to Staff’s letter of December 2, 2010, by Anne Nguyen Parker, Branch Chief, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment to Post Effective Amendment No. 2 on Form S-1, filed November 19, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment no. 2 to registration statement on form s-1 general

1.
we note your response to comment 2 in our letter dated october 26, 2010 that you have not yet generated revenues and have not been able to obtain financing “for a long while.” we also note your disclosure at page 30 that “[o]nce [you] obtain additional financing, [you] will be able to commence the process of developing imitation lobster meat” and at page 32 that you “intend to continue the development and refinement of [y]our product over the coming months” and that you are “currently negotiating price, payment, customer guarantee, shipping, inventory, delivery schedule and returns.”  we further note that your operating expenses have consisted “entirely of professional fees, which consist[ed] of accounting and legal fees” (see, e.g., page 35).  it is not readily apparent to us how rule 419 of regulation c does not apply to your proposed offering.  please revise your disclosure to describe in necessary detail the specific substantive steps you have taken since incorporation to further your business plan and the specific timelines for completing such plan.  in addition, please revise your disclosure to clarify, if true, that the amount of resources you have devoted to further your business plan consisted only of such accounting and legal fees.

In response to this comment, the Company is not subject to Rule 419.  It has a specific business plan and purpose.  Just because it has been unable to raise money in this poor economy does not warrant status as a blank check company. The Company has had to pay professional fees from officer advances to keep active as a reporting company, but plans to commence operations into developing its business plan as soon as funds are available.  The Company’s current financials and related disclosures already detail that all expenses thus far have consisted of accounting and legal fees.

The company has developed a recipe for its product, but will need funds to refine its product and to conduct marketing activities. As disclosed, the Company’s operations have been limited, but have included negotiating with manufacturing plants for details on price, shipping, investory, etc.  The disclosures are therefore accurate.

registration statement cover page

2.
we note your response to comment 3 in our letter dated october 26, 2010 that you are “in the process of acquiring” an employee identification number.  please explain in further detail what precisely you mean.  please let us know whether you have applied for the number and, if so, when.  please also explain why you have not obtained one despite the fact that you were incorporated in 2007.

In response to this comment, the Company had to fill out a Form SS-4 and file the same with the international entities department at the IRS.  That part of the process has been completed.  The Company is now waiting for the IRS to process the application and mail the EIN number to Company, which could at least 4 weeks.  The Company will include the EIN number in future filings.

directors, executive officers, promoters and control persons, page 21

3.
we note your response to comment 5 in our letter dated october 26, 2010 that ms. baclig “has acted as a consultant for various companies to help develop their business plans.” please revise your disclosure to provide further detail about ms. baclig’s role as consultant.  for example and without limitation, please provide further detail with respect to the companies for which she was acting as consultant by identifying them and the nature of their operations (including by indicating whether they are also development stage companies) and clarifying that, if true, she is still acting as a consultant for them.

In response to this comment, the Company included more detail on her role as a consultant for development stage company business plan development.  The company does not believe including the specific companies that she consults for is material or necessary to include in the prospectus.

4.	we note that the biographical sketch provided for mr. carreos refers to a “mr. yap.” please revise your disclosure to correct the reference or explain who mr. yap is.

In response to this comment, the Company deleted reference to Mr. Yap.

certain relationships and related transactions, page 36

5.
we note your disclosure at page 35 that you “owe $22,000 to [y]our officer and director for amounts advanced for [y]our working capital needs [and that]….t[he] amount is unsecured, due upon demand, and non-interest bearing.” please provide all of the information required by item 404 of regulation s-k with respect to this transaction.  please also describe how the transaction was memorialized and, if in writing, please file the agreement as an exhibit with the next amendment to your registration statement.  see item 601 of regulation s-k.

In response to this comment, the Company included the related party advance in the appropriate section as requested.  The advance is not memorialized in writing.

exhibit 5.1

6.
we note your response to comment 9 in our letter dated october 26, 2010 that you have filed a new legality opinion.  we also note that you have not in fact filed a new legality opinion.  in addition, your exhibit index at page 45 indicated that legality opinion was previously filed.  please obtain and file a new legality opinion and correct the reference in the exhibit index accordingly.

In response to this comment, the Company filed a new legal opinion.

signatures

7.
we note that the signature page indicates that your officer and director signed your registration statement on september 28, 2010.  please make sure that your officer and director sign your next amendment as of the date of its filing with the commission.

In response to this comment, the Company signed as of the date of filing, and indicated the correct date in the signature block.

Sincerely,

/s/ Rosielyn S. Baclig
Rosielyn S. Baclig